Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	March 30, 2017
For Immediate Release	NR#17-03

MAG SILVER REPORTS 2016 ANNUAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX / NYSE MKT: MAG) (“MAG” or the “Company”) announces the Company’s audited consolidated financial results for the year ended December 31, 2016.  For details of the consolidated financial statements, Management's Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2016, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

2016 HIGHLIGHTS

•
At the Juanicipio project, as a result of the significant mineralized discoveries beneath the Bonanza zone, Fresnillo plc (56%) and the Company (44%) have been considering alternate mine plans and other project enhancements to maximize the value of both the Bonanza Zone and the new Deep Zone. Considerations include increasing the processing plant nameplate capacity from 2,650 tonnes per day to 4,000 tonnes per day and sinking an internal shaft (or winze) to access the deeper zone sooner.

•
Fresnillo has indicated that permitting based on the upgraded design has already commenced, and that it expects its Board to give formal project approval in the second quarter 2017.  For MAG, a new resource estimate and these design upgrades are planned to be incorporated into a revised mine plan and a new MAG technical report for the project, expected to be completed in the second quarter of 2017 concurrent with the project approval.

•
Drilling to further delineate the extent of the new Valdecañas Deep Zone was ongoing throughout the year, and assays released during the year (see Press Release August 15, 2016) and subsequent to year end (see Press Release February 14, 2017).  The results from these drilling campaigns have:

•	confirmed that continuous mineralization extends below the Valdecañas Bonanza Grade mineralization in both the East and West Veins;
•	revealed a substantial widening of this deeper mineralization into a well-defined dilatant zone; and,
•	resulted in the discovery of the new “Anticipada Vein”, within the vein system.

•	A 20,000 metre 2017 exploration drill program for Minera Juanicipio is expected to be approved at the next Technical Committee Meeting.

•
Advancement of the underground ramp decline at the Juanicipio Property continues to progress at rates exceeding those envisioned in the Juanicipio Technical Report, with the ramp having reached the uppermost reaches of the Valdecañas Vein in December 2016 and footwall development has commenced.

MAG Silver Corp.

•	In March 2016, the Company closed a $65,006 bought deal financing along with a fully exercised over-allotment option (additional gross proceeds of $9,751), for total gross proceeds of $74,757.

•	The Company remains well funded, with cash, cash equivalents, and term deposits totaling $138,347 as at December 31, 2016.

George Paspalas, President and CEO, commented, “2016 was a truly significant and outstanding year for MAG. The company is well funded. We continue to discover high potential mineralization beneath the Valdecañas Bonanza Zone, which remains open, and we now have an alternative project scope that enhances the value of the project upon start-up. We continue a strong working relationship with Fresnillo as we head towards production, and are very excited about the strategy to explore some of the greenfield exploration targets on the Juanicipio project.”

FINANCIAL RESULTS – YEAR ENDED DECEMBER 31, 2016

As at December 31, 2016, the Company had working capital of $139,141 (December 31, 2015: $75,223) including cash, cash equivalents and term deposits of $138,347 (December 31, 2015: $75,424).  The Company currently has no debt and has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.

In the year ended December 31, 2016, the Company expended cash to fund advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $7,363 in the year ended December 31, 2016 (December 31, 2015: $5,009).  The Company makes cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets.  In the year ended December 31, 2016, the Company also expended $1,323 (December 31, 2015: $2,107) on its other exploration and evaluation properties.

The Company’s net loss for the year ended December 31, 2016 increased to $55,846 (December 31, 2015: $16,829) or $0.71/share (December 31, 2015: $0.24/share) primarily due to impairments recognized on the Company’s Cinco de Mayo ($44,891 after tax) and Guigui ($3,838 after tax) properties.

At Cinco de Mayo, with the continuing Ejido impasse, the Company has concluded that as at December 31, 2016, the likelihood of regaining surface access is indeterminable.  The Company has therefore recognized an impairment under International Financial Reporting Standards in the year ended December 31, 2016. The Company continues to believe that the Cinco de Mayo Property has significant geological potential and will continue to maintain its mineral concessions in good standing. Although the Company has no current plans to conduct any geological exploration programs on the property, efforts to restore the surface access continue.
Share based payment expense (a non-cash item) on equity incentive grants decreased in the year ended December 31, 2016 and amounted to $2,263 (December 31, 2015: $3,090).  In other income and expenses for the year ended December 31, 2016, the Company recorded its 44% equity loss from Minera Juanicipio of $1,327 (December 31, 2015: $1,366) related to a deferred tax expense and a foreign exchange loss.

Shareholders may receive, upon request and free of charge, a hard copy of the Company's Audited Financial Statements. The Company's 40-F has also been filed with the United States Securities and Exchange Commission.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. is focused on advancing and exploring high-grade district scale projects located within the Fresnillo Silver Trend in Mexico. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are developing the underground decline towards the high grade Valdecañas and Juanicipio silver veins in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, ongoing exploration continues within the Juanicipio joint venture, while the Company concurrently works on regaining surface access to our 100% owned Cinco de Mayo property in Chihuahua state.

MAG Silver Corp.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address the anticipated dates by which the ramp is expected to reach the plane of the Valdecañas en echelon vein system; the anticipated impact of the exploration drilling results, exploration drilling, exploitation activities and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

MAG Silver Corp.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html